Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2024	October 31, 2023	January 31, 2023
Interest, Dividend and Fee Income
Loans	$11,389	$11,277	$8,194
Securities (Note 2)	3,439	3,260	2,138
Deposits with banks	1,026	1,063	1,039
	15,854	15,600	11,371
Interest Expense
Deposits	8,384	7,900	5,283
Subordinated debt	111	117	101
Other liabilities	2,638	2,642	1,966
	11,133	10,659	7,350
Net Interest Income	4,721	4,941	4,021
Non-Interest Revenue
Securities commissions and fees	269	251	263
Deposit and payment service charges	396	402	316
Trading revenues (losses)	460	327	(1,283)
Lending fees	385	395	382
Card fees	214	254	147
Investment management and custodial fees	483	473	439
Mutual fund revenues	315	308	313
Underwriting and advisory fees	344	377	208
Securities gains, other than trading (Note 2)	13	34	75
Foreign exchange gains, other than trading	64	55	53
Insurance service results (Note 1)	99	104	88
Insurance investment results (Note 1)	(9)	131	(127)
Share of profit in associates and joint ventures	38	52	69
Other revenues (losses)	(120)	215	135
	2,951	3,378	1,078
Total Revenue	7,672	8,319	5,099
Provision for Credit Losses (Note 3)	627	446	217
Non-Interest Expense
Employee compensation	2,870	2,895	2,552
Premises and equipment	976	1,444	953
Amortization of intangible assets	279	284	162
Advertising and business development	191	260	139
Communications	101	108	74
Professional fees	207	320	229
Other	765	368	273
	5,389	5,679	4,382
Income Before Provision for Income Taxes	1,656	2,194	500

Provision for income taxes (Note 10)	364	484	367
Net Income	$1,292	$1,710	$133
Attributable to:
Bank shareholders	1,290	1,703	133
Non-controlling interest in subsidiaries	2	7	-
Net Income	$1,292	$1,710	$133
Earnings Per Common Share (Canadian $) (Note 9)
Basic	$1.73	$2.19	$0.14
Diluted	1.73	2.19	0.14
Dividends per common share	1.51	1.47	1.43
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

48 BMO Financial Group First Quarter Report 2024

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2024	October 31, 2023	January 31, 2023
Net Income	$1,292	$1,710	$133
Other Comprehensive Income, net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	271	(243)	142
Reclassification to earnings of (gains) during the period (2)	(5)	(4)	(6)
	266	(247)	136
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	1,914	(550)	1,124
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period (4)	389	378	235
	2,303	(172)	1,359
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(1,880)	2,810	(850)
Unrealized gains (losses) on hedges of net foreign operations (5)	327	(484)	23
	(1,553)	2,326	(827)
Items that will not be reclassified to net income
Net unrealized gains on fair value through OCI equity securities arising during the period (6)	8	-	-
Net gains (losses) on remeasurement of pension and other employee future benefit plans (7)	(91)	10	(64)
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (8)	(427)	34	(410)
	(510)	44	(474)
Other Comprehensive Income, net of taxes	506	1,951	194
Total Comprehensive Income	$1,798	$3,661	$327
Attributable to:
Bank shareholders	1,796	3,654	327
Non-controlling interest in subsidiaries	2	7	-
Total Comprehensive Income	$1,798	$3,661	$327

(1)	Net of income tax (provision) recovery of $(99) million, $90 million, $(48) million for the three months ended.
(2)	Net of income tax provision of $2 million, $nil million, $2 million for the three months ended.
(3)	Net of income tax (provision) recovery of $(729) million, $209 million, $(317) million for the three months ended.
(4)	Net of income tax (recovery) of $(147) million, $(143) million, $(104) million for the three months ended.
(5)	Net of income tax (provision) recovery of $(126) million, $186 million, $(59) million for the three months ended.
(6)	Net of income tax (provision) of $(3) million, $ nil million, $nil million for the three months ended.
(7)	Net of income tax (provision) recovery of $35 million, $(5) million, $2 million for the three months ended.
(8)	Net of income tax (provision) recovery of $163 million, $(11) million, and $139 million for the three months ended.
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified
for changes in accounting policy (Note 1).

BMO Financial Group First Quarter Report 2024 49

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2024	October 31, 2023	January 31, 2023
Assets
Cash and Cash Equivalents	$74,659	$77,934	$103,342
Interest Bearing Deposits with Banks	4,203	4,109	5,051
Securities (Note 2)
Trading	138,034	123,718	113,805
Fair value through profit or loss	18,047	16,733	14,711
Fair value through other comprehensive income	69,493	62,819	48,546
Debt securities at amortized cost	121,127	116,814	105,784
Investments in associates and joint ventures	1,507	1,461	1,411
	348,208	321,545	284,257
Securities Borrowed or Purchased Under Resale Agreements	115,600	115,662	118,531
Loans (Note 3)
Residential mortgages	176,550	177,250	151,294
Consumer instalment and other personal	91,976	104,042	84,184
Credit cards	12,522	12,294	9,841
Business and government	364,761	366,886	304,081
	645,809	660,472	549,400
Allowance for credit losses (Note 3)	(3,756)	(3,807)	(2,638)
	642,053	656,665	546,762
Other Assets
Derivative instruments	28,746	39,976	33,294
Customers’ liability under acceptances	7,123	8,111	13,636
Premises and equipment	6,205	6,241	4,865
Goodwill	16,182	16,728	5,260
Intangible assets	5,001	5,216	2,277
Current tax assets	1,738	2,052	1,815
Deferred tax assets	3,042	3,420	1,802
Other	72,002	89,347	66,094
	140,039	171,091	129,043
Total Assets	$1,324,762	$1,347,006	$1,186,986
Liabilities and Equity
Deposits (Note 4)	$914,138	$910,879	$787,327
Other Liabilities
Derivative instruments	38,265	50,193	44,090
Acceptances	7,123	8,111	13,636
Securities sold but not yet purchased	43,466	43,774	44,531
Securities lent or sold under repurchase agreements	108,379	106,108	101,484
Securitization and structured entities’ liabilities	29,663	27,094	26,336
Other	98,233	116,496	87,600
	325,129	351,776	317,677
Subordinated Debt	8,216	8,228	8,156
Total Liabilities	$1,247,483	$1,270,883	$1,113,160
Equity
Preferred shares and other equity instruments (Note 5)	6,958	6,958	6,958
Common shares (Note 5)	23,412	22,941	21,637
Contributed surplus	351	328	335
Retained earnings	44,161	44,006	43,150
Accumulated other comprehensive income	2,368	1,862	1,746
Total shareholders’ equity	77,250	76,095	73,826
Non-controlling interest in subsidiaries (Note 5)	29	28	-
Total Equity	77,279	76,123	73,826
Total Liabilities and Equity	$1,324,762	$1,347,006	$1,186,986
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified
for changes in accounting policy (Note 1).

50 BMO Financial Group First Quarter Report 2024

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2024	January 31, 2023
Preferred Shares and Other Equity Instruments (Note 5)

Balance at beginning of period	$6,958	$6,308
Issued during the period	-	650
Balance at End of Period	6,958	6,958
Common Shares (Note 5)
Balance at beginning of period	22,941	17,744
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	439	346
Issued under the Stock Option Plan	33	23
Treasury shares sold (purchased)	(1)	11
Issued to align capital position with increased regulatory requirements as announced by OSFI	-	3,360
Issued for the acquisition of Radicle Group Inc.	-	153
Balance at End of Period	23,412	21,637
Contributed Surplus
Balance at beginning of period	328	317
Stock option expense, net of options exercised	12	14
Net premium on sale of treasury shares	11	2
Other	-	2
Balance at End of Period	351	335
Retained Earnings
Balance at beginning of period	44,006	45,117
Impact from accounting policy changes (Note 1)	-	(974)
Net income attributable to bank shareholders	1,290	133
Dividends on preferred shares and distributions payable on other equity instruments	(40)	(38)
Dividends on common shares	(1,095)	(1,015)
Equity issue expense and premium paid on redemption of preferred shares	-	(73)
Balance at End of Period	44,161	43,150
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(464)	(359)
Unrealized gains on fair value through OCI debt securities arising during the period	271	142
Unrealized gains on fair value through OCI equity securities arising during the period	8	-
Reclassification to earnings of (gains) during the period	(5)	(6)
Balance at End of Period	(190)	(223)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(5,448)	(5,129)
Gains on derivatives designated as cash flow hedges arising during the period	1,914	1,124
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period	389	235
Balance at End of Period	(3,145)	(3,770)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	6,194	5,168
Unrealized (losses) on translation of net foreign operations	(1,880)	(850)
Unrealized gains on hedges of net foreign operations	327	23
Balance at End of Period	4,641	4,341
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	943	944
(Losses) on remeasurement of pension and other employee future benefit plans	(91)	(64)
Balance at End of Period	852	880
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	637	928
(Losses ) on remeasurement of own credit risk on financial liabilities designated at fair value	(427)	(410)
Balance at End of Period	210	518
Total Accumulated Other Comprehensive Income	2,368	1,746
Total Shareholders’ Equity	77,250	73,826
Non-Controlling Interest in Subsidiaries (Note 5)
Balance at beginning of period	28	-
Net income attributable to non-controlling interest in subsidiaries	2	-
Other	(1)	-
Balance at End of Period	29	-
Total Equity	$77,279	$73,826
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified
for changes in accounting policy (Note 1).

BMO Financial Group First Quarter Report 2024 51

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2024	January 31, 2023
Cash Flows from Operating Activities
Net Income	$1,292	$133
Adjustments to determine net cash flows provided by operating activities:
Securities (gains), other than trading (Note 2)	(13)	(75)
Depreciation of premises and equipment	244	203
Depreciation of other assets	9	19
Amortization of intangible assets	279	162
Provision for credit losses (Note 3)	627	217
Deferred taxes	112	(92)
Changes in operating assets and liabilities:
Trading securities	(17,075)	(6,446)
Derivative asset	14,927	17,687
Derivative liability	(13,948)	(15,995)
Current income taxes	327	(680)
Accrued interest receivable and payable	412	935
Other items and accruals, net	(449)	7,245
Deposits	21,914	17,486
Loans	3,673	(215)
Securities sold but not yet purchased	598	7,268
Securities lent or sold under repurchase agreements	4,659	(1,071)
Securities borrowed or purchased under resale agreements	(2,136)	(6,405)
Securitization and structured entities’ liabilities	2,857	(552)
Net Cash Provided by Operating Activities	18,309	19,824
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(4,335)	-
Proceeds from issuance of covered bonds	-	1,636
Redemption/buyback of covered bonds	(2,327)	(2,168)
Proceeds from issuance of preferred shares, net of issuance costs (Note 5)	-	648
Net proceeds from issuance of common shares (Note 5)	21	3,298
Net proceeds from the sale (purchase) of treasury shares	(1)	11
Cash dividends and distributions paid	(745)	(671)
Repayment of lease liabilities	(92)	(71)
Net Cash Provided by (Used in) Financing Activities	(7,479)	2,683
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(203)	546
Purchases of securities, other than trading	(24,301)	(15,427)
Maturities of securities, other than trading	7,089	4,679
Proceeds from sales of securities, other than trading	5,189	4,529
Premises and equipment – net (purchases)	(232)	(174)
Purchased and developed software – net (purchases)	(160)	(193)
Acquisition of Radicle Group Inc.	-	(42)
Net Cash (Used in) Investing Activities	(12,618)	(6,082)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,487)	(549)
Net increase (decrease) in Cash and Cash Equivalents	(3,275)	15,876
Cash and Cash Equivalents at Beginning of Period	77,934	87,466
Cash and Cash Equivalents at End of Period	$74,659	$103,342
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (1)	$10,673	$6,145
Income taxes paid in the period	$419	$1,326
Interest received in the period	$15,325	$10,755
Dividends received in the period	$549	$451

(1)	Includes dividends paid on securities sold but not yet purchased.
 The accompanying notes are an integral part of these interim consolidated financial statements.
 Certain comparative figures have been reclassified
for changes in accounting policy (Note 1).

52 BMO Financial Group First Quarter Report 2024

Notes to Interim Consolidated Financial Statements
January 31, 2024 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2023, except as outlined below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2023. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on February 27, 2024.
Interbank Offered Rate (IBOR) Reform
Transition of Canadian Dollar Offered Rate (CDOR) settings is in progress, and it is expected to be completed before the June 28, 2024 cessation date. Our overall CDOR and bankers’ acceptance (BA) exposures continue to decline and our CDOR derivative exposures will largely transition when central counterparties convert existing CDOR trades to Canadian Overnight Repo Rate Average. For additional details regarding interest rate benchmarks, refer to Note 1 of our annual consolidated financial statements for the year ended October 31, 2023.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses (ACL); financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related assets and liabilities; provisions including legal proceedings and severance charges; transfer of financial assets and consolidation of structured entities. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook is subject to several risks that could lead to a more severe contraction of the North American economy, including higher inflation that delays expected interest rate reductions by central banks, an escalation of geopolitical risks including wars in Ukraine and the Middle East and an increase in tensions between the United States and China relating to trade protectionism and Taiwan. The impact on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, our credit ratings and regulatory capital and liquidity ratios, as well as impacts to our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgments and estimates we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at January 31, 2024.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2023, ACL consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit loss (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as
30-day
past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of ECL, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the ACL. The calculation of ECLs includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include primary operating markets of Canada, the United States and regional markets, where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted, in the determination of the final ECL. The allowance is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario.
Additional information regarding the ACL is included in Note 3.

BMO Financial Group First Quarter Report 2024 53

Insurance Contract Liabilities
Insurance contract liabilities represent estimates of fulfilment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfillment cash flows include estimates of future cash flows related to the remaining coverage period and for already incurred claims, which are then discounted and probability-weighted. This is based on non-financial risk assumptions including mortality, lapse and expenses, which are based on a combination of industry and entity specific data and in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. In addition, we add a risk adjustment for non-financial risk to bring the confidence level on the sufficiency for reserves to 70-80%.

The CSM is a component of the liability representing the unearned profit we will recognize as we provide services.
Changes in Accounting Policy
IFRS 17 Insurance Contracts
Effective November 1, 2023, we adopted IFRS 17
Insurance Contracts
(IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and replaced existing IFRS 4
Insurance Contracts
(IFRS 4).
IFRS 17 fundamentally changes the accounting for insurance contracts, with two key changes for the bank which impact the timing of income recognition:
Firstly, IFRS 17 requires us to group insurance contracts, where contracts have similar risks, were written in the same fiscal year and have similar expected profitability. IFRS 4 had no similar grouping requirement. We then measure these groups of contracts based on our estimates of the present value of future cash flows that are expected to arise as we fulfill the contracts, plus an explicit risk adjustment for insurance-specific risk. To the extent that future cash inflows exceed the future cash outflows, a CSM is recorded, representing unearned profits that will be recognized over the duration of the insurance contracts. If a group of insurance contracts is expected to experience losses, these losses are recorded in income immediately in non-interest
revenue, insurance service results. Changes in expected fulfilment cash outflows, risk adjustment and CSM will be recognized in the Consolidated Statement of Income in insurance service results over the term of the related insurance contracts. We will use this approach for all insurance contracts, except for creditor insurance and direct participating contracts. We will apply a modified approach to our direct participating products, including segregated funds, whereby their initial measurement is consistent with other insurance contracts, but the fee variability is factored into the remeasurement over the contract coverage period. For our creditor business, with a coverage period of one year or less, we will defer premiums received and recognize them in income over the coverage period and recognize a liability for claims only once a loss is incurred.
Under IFRS 4, gains/losses on new contracts were previously recognized in income immediately.
The second key difference under IFRS 17 compared to IFRS 4 is the rate used to discount our insurance contract liabilities. Under IFRS 17, the discount rate is comprised of a risk-free rate and an illiquidity premium that reflects the characteristics of these liabilities. Under IFRS 4, the discount rate was connected to the yield of the assets held to support insurance contract liabilities. We have elected the accounting policy choice under IFRS 17 to recognize the impact of changes in the discount rate and financial assumptions on insurance contract liabilities in our Consolidated Statement of Income in non-interest
revenue, insurance investment results.
On transition, we were required to apply a full retrospective approach, where we restated prior periods as if we had always applied IFRS 17, unless impracticable, in which case we were to apply either the modified retrospective approach, where we applied specific modifications to the full retrospective approach, or the fair value approach, where we determined the fair value of the CSM as the difference between the fair value of a group of contracts and our fulfilment cash flows at the date of transition. We applied the full retrospective approach to our creditor business and the fair value approach to all other products written prior to November 1, 2022. The impact of adopting IFRS 17 as at November 1, 2022 is an increase in assets of $1,075
million, an increase in liabilities of
$2,181
million and a decrease in shareholders’ equity of
$1,106
million after-tax. The CSM qualifies as Tier 1 Capital. We applied the change retrospectively, as though we had always accounted for insurance contracts under IFRS 17.
IAS 40 Investment Property
On transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets in our Consolidated Balance Sheet, from cost to fair value. This better aligns our returns on investment properties with gains and losses from our insurance business. IAS 40
Investment Property
(IAS 40) permits either measurement approach. We applied the change retrospectively, as though we had always accounted for investment properties at fair value. The result was an increase in other assets of
$132 million and an increase in
shareholders’
equity of $132 million after-tax at November 1, 2022.

54 BMO Financial Group First Quarter Report 2024

Transition Impacts
The following table shows the impact of these combined changes at November 1, 2022:

(Canadian $ in millions)	November 1, 2022		IAS 40 accounting	November 1, 2022
	previously reported	IFRS 17 impacts	policy change impacts	restated
Assets
Other Assets
Deferred tax assets	1,175	418	(51)	1,542
Other
Insurance-related assets	2,575	657	183	3,415
Total Assets	3,750	1,075	132	4,957

Liabilities
Other Liabilities
Deferred tax liabilities	102	-	-	102
Other
Insurance-related liabilities	11,201	2,181	-	13,382
Total Liabilities	11,303	2,181	-	13,484
The impact of these changes on our Common Equity Tier 1 (CET1) Ratio is not material.
Presentation of Insurance Results
Insurance results are presented in non-interest revenue, insurance service results and non-interest revenue, insurance investment results, in our Consolidated Statement of Income. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. We no longer report Insurance claims, commissions and changes in policy benefit liabilities.
Insurance service results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended
	January 31, 2024	January 31, 2023
Insurance revenue	433	357
Insurance service expenses	(297)	(246)
Net expenses from reinsurance contracts	(37)	(23)
Insurance service results	99	88
Insurance investment results in our Consolidated Statement of Income are as follows:

(Canadian $ in millions)	For the three months ended
	January 31, 2024	January 31, 2023
Investment return	1,283	794
Insurance finance (expense) from insurance and reinsurance contracts held	(1,225)	(880)
Movement in investment contract liabilities	(67)	(41)
Insurance investment results	(9)	(127)
We use the following rates for discounting fulfilment cash flows for our insurance contracts, which are based on a risk-free yield adjusted for an illiquidity premium that reflects the liquidity characteristics of the liabilities:

Portfolio duration:	January 31, 2024	October 31, 2023
1 year	5.49%	6.10%
3 years	4.96%	5.83%
5 years	4.75%	5.69%
10 years	4.95%	5.82%
20 years	5.07%	5.85%
30 years	5.14%	5.81%
Ultimate	5.00%	5.00%

BMO Financial Group First Quarter Report 2024 55

Presentation of Insurance Contract Liabilities
Insurance contract liabilities by remaining coverage and incurred claims is comprised of the following:

	For the three months ended January 31, 2024			For the twelve months ended October 31, 2023
	Liabilities for remaining coverage	Liabilities for incurred claims	Total	Liabilities for remaining coverage	Liabilities for incurred claims	Total
Beginning of Period:
Insurance contract liabilities	13,114	235	13,349	11,850	267	12,117
Insurance service results	(385)	263	(122)	(1,403)	979	(424)
Net finance expenses from insurance contracts	1,267	-	1,267	179	-	179
Total cash flows	1,037	(270)	767	2,488	(1,013)	1,475
Other changes in the net carrying amount of the insurance contract	(1)	(3)	(4)	-	2	2

End of Period:
Insurance contract liabilities (1)	15,032	225	15,257	13,114	235	13,349

(1) The liabilities for incurred claims relating to insurance contracts in our creditor and reinsurance
business were
 $126
million as at January 31, 2024 and
 $131
million as at October 31, 2023.
CSM from contracts issued in 2023 and the first quarter of 2024 was $113 million at January 31, 2024. Total CSM at January 31, 2024 was $1,696 million
($1,689
million at October 31, 2023). This excludes the impact of any reinsurance held, which is not significant to the bank. Onerous contract losses in the three months ended January 31, 2024 and 2023 were not material.
IFRS 9 Financial Instruments
Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on trade date, instead of on settlement date. This change was applied retrospectively, as is required for changes in accounting policy, as if we always recorded securities transactions on trade date. Regular way contracts are contracts which will be settled within a timeframe established by market convention or regulation. The change resulted in an increase in both assets and liabilities of
$52.5 billion as of October 31, 2023.
IAS 12 Income Taxes
Effective November 1, 2023, we adopted an amendment to IAS 12 Income Taxes (IAS 12). This amendment narrows the IAS 12 exemption to exclude transactions that give rise to equal and offsetting temporary differences (e.g. leases and asset retirement obligations). Upon adoption of the amendment, we record separate deferred tax assets and liabilities related to the assets and liabilities that give rise to these temporary differences. There was no impact on our Consolidated Balance Sheet, as the balances are eligible for offset when levied by the same tax authority. This change impacts note disclosure only.
Future Changes in IFRS
IAS 12 Income Taxes
In May 2023, the IASB issued an amendment to IAS 12. The amendment addresses concerns around accounting for the global minimum top-up
tax as outlined in the
two-pillar
plan for international tax reform developed by members of the Organisation for Economic
Co-operation
and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. The objective of the tax reform is to ensure that large multinational groups are subject to a minimum tax rate of 15% on income earned in each jurisdiction that they carry on business. We will be impacted by the tax reform once the Canadian federal government, or a foreign government of a country in which we operate, passes into law the global minimum tax. The UK government has passed into law legislation that implements a minimum tax for large multinational groups. We have performed an assessment and concluded our UK operations are not materially impacted by the minimum tax. The amendment to IAS 12 includes temporary mandatory relief from recognizing and disclosing deferred taxes for the top-up
tax, that will be applicable once the measures are substantively enacted.

Note 2: Securities
Classification of Securities
The following table summarizes the carrying amounts of the bank’s securities by classification
:

(Canadian $ in millions)	January 31, 2024	October 31, 2023
Trading securities	138,034	123,718
Fair value through profit or loss securities (FVTPL)
FVTPL securities mandatorily measured at fair value	6,596	6,730
FVTPL investment securities held by Insurance subsidiaries designated at fair value	11,451	10,003
Total FVTPL securities	18,047	16,733
Fair value through other comprehensive income (FVOCI) securities (1)	69,493	62,819
Amortized cost securities (2)	121,127	116,814
Investments in associates and joint ventures	1,507	1,461
Total	348,208	321,545

(1)	Amounts are net of ACL of $ 3 million ($3 million as at October 31, 2023).
(2)	Amounts are net of ACL of $4 million ($3 million as at October 31, 2023).
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

56 BMO Financial Group First Quarter Report 2024

Amortized Cost Securities
The following table summarizes the carrying value and fair value for amortized cost debt securities:

(Canadian $ in millions)	January 31, 2024		October 31, 2023
	Carrying value	Fair value	Carrying value	Fair value
Issued or guaranteed by:
Canadian federal government	4,374	4,373	4,908	4,905
Canadian provincial and municipal governments	4,532	4,536	4,613	4,605
U.S. federal government	55,970	51,268	56,878	51,063
U.S. states, municipalities and agencies	184	182	190	179
Other governments	909	904	948	779
NHA MBS, U.S. agency MBS and CMO (1)	45,001	41,143	47,590	41,134
Corporate debt	10,157	10,173	1,687	1,506
Total	121,127	112,579	116,814	104,171

(1)
These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.

 The carrying value of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	January 31, 2024				October 31, 2023
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	25,767	69	150	25,686	20,579	14	493	20,100
Canadian provincial and municipal governments	5,329	32	83	5,278	5,281	2	228	5,055
U.S. federal government	7,048	106	147	7,007	6,245	-	365	5,880
U.S. states, municipalities and agencies	5,159	23	74	5,108	5,486	5	190	5,301
Other governments	6,439	21	26	6,434	7,064	13	108	6,969
NHA MBS, U.S. agency MBS and CMO	16,221	50	326	15,945	16,421	12	668	15,765
Corporate debt	3,882	24	44	3,862	3,676	3	90	3,589
Corporate equity	131	42	-	173	129	31	-	160
Total	69,976	367	850	69,493	64,881	80	2,142	62,819
 Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended
	January 31, 2024	January 31, 2023
FVOCI securities	947	479
Amortized cost securities	954	531
Total	1,901	1,010
Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended
	January 31, 2024	January 31, 2023
FVTPL securities	7	62
FVOCI securities - net realized gains (1)	8	11
Impairment (loss) recovery	(2)	2
Securities gains, other than trading	13	75

(1)	Gains are net of (losses) on hedge contracts.
Interest and dividend income and gains on securities held in our Insurance business are recorded in non-interest
revenue, insurance investment results, in our Consolidated Statement of Income. These include:
•	Interest and dividend income of $127 million and $108 million for the three months ended January 31, 2024 and 2023, respectively. Interest income is calculated using the effective interest method;
•	Gains from securities designated as FVTPL of $907 million and $560 million for the three months ended January 31, 2024 and 2023, respectively; and
•	Realized gains from FVOCI securities of $nil million for the three months ended January 31, 2024 and 2023.

BMO Financial Group First Quarter Report 2024 57

Note 3: Loans and Allowance for Credit Losses
Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at January 31, 2024 and October 31, 2023. Stage 1 represents performing loans carried with up to a

12-month
ECL, Stage 2 represents performing loans carried with a lifetime ECL, and Stage 3 represents loans with a lifetime ECL that are credit impaired.

(Canadian $ in millions)	January 31, 2024				October 31, 2023
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Loans: Residential mortgages
Exceptionally low	1	-	-	1	2	-	-	2
Very low	86,296	192	-	86,488	85,423	171	-	85,594
Low	49,578	10,882	-	60,460	51,366	10,820	-	62,186
Medium	5,655	5,737	-	11,392	5,289	5,434	-	10,723
High	258	2,235	-	2,493	282	2,015	-	2,297
Not rated (2)	14,370	853	-	15,223	15,906	118	-	16,024
Impaired	-	-	493	493	-	-	424	424
Gross residential mortgages	156,158	19,899	493	176,550	158,268	18,558	424	177,250
ACL	66	186	4	256	73	146	5	224
Carrying amount	156,092	19,713	489	176,294	158,195	18,412	419	177,026
Loans: Consumer instalment and other personal
Exceptionally low	9,148	8	-	9,156	1,547	4	-	1,551
Very low	20,948	34	-	20,982	37,924	180	-	38,104
Low	28,467	3,276	-	31,743	21,406	1,052	-	22,458
Medium	7,551	5,548	-	13,099	7,971	5,686	-	13,657
High	680	1,896	-	2,576	759	2,127	-	2,886
Not rated (2)	13,054	780	-	13,834	24,426	411	-	24,837
Impaired	-	-	586	586	-	-	549	549
Gross consumer instalment and other personal	79,848	11,542	586	91,976	94,033	9,460	549	104,042
ACL	134	416	165	715	208	415	152	775
Carrying amount	79,714	11,126	421	91,261	93,825	9,045	397	103,267
Loans: Credit cards (3)
Exceptionally low	1,453	-	-	1,453	1,605	-	-	1,605
Very low	1,941	-	-	1,941	1,946	1	-	1,947
Low	1,915	54	-	1,969	1,884	70	-	1,954
Medium	4,083	957	-	5,040	3,860	890	-	4,750
High	607	815	-	1,422	533	763	-	1,296
Not rated (2)	553	144	-	697	651	91	-	742
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	10,552	1,970	-	12,522	10,479	1,815	-	12,294
ACL	115	303	-	418	134	267	-	401
Carrying amount	10,437	1,667	-	12,104	10,345	1,548	-	11,893
Loans: Business and government (4)
Acceptable
Investment grade	194,113	5,532	-	199,645	202,731	3,886	-	206,617
Sub-investment grade	132,475	21,911	-	154,386	126,535	26,260	-	152,795
Watchlist	288	14,385	-	14,673	1,078	11,520	-	12,598
Impaired	-	-	3,180	3,180	-	-	2,987	2,987
Gross business and government	326,876	41,828	3,180	371,884	330,344	41,666	2,987	374,997
ACL	747	1,106	514	2,367	849	1,031	527	2,407
Carrying amount	326,129	40,722	2,666	369,517	329,495	40,635	2,460	372,590
Total gross loans and acceptances	573,434	75,239	4,259	652,932	593,124	71,499	3,960	668,583
Total net loans and acceptances	572,372	73,228	3,576	649,176	591,860	69,640	3,276	664,776
Commitments and financial guarantee contracts
Acceptable
Investment grade	189,154	1,502	-	190,656	195,149	1,721	-	196,870
Sub-investment grade	59,313	9,689	-	69,002	54,148	14,158	-	68,306
Watchlist	84	5,212	-	5,296	254	4,137	-	4,391
Impaired	-	-	476	476	-	-	687	687
Gross commitments and financial guarantee contracts	248,551	16,403	476	265,430	249,551	20,016	687	270,254
ACL	228	224	20	472	260	189	11	460
Carrying amount (5)(6)	248,323	16,179	456	264,958	249,291	19,827	676	269,794

(1)	Includes purchased credit impaired (PCI) loan balances.
(2)
Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(3)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(4)	Includes customers’ liability under acceptances.
(5)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(6)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Allowance for Credit Losses
The

ACL recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The ACL amounted to $
4,228
 million at January 31, 2024 ($
4,267
 million as at October 31, 2023) of which $
3,756
 million ($
3,807
 million as at October 31, 2023) was recorded in loans and $
472
million ($
460
 million as at October 31, 2023) was recorded in other liabilities in our Consolidated Balance Sheet.
Significant changes in gross balances, including originations, maturities, sales and repayments in the normal course of operations, impact the ACL.

58 BMO Financial Group First Quarter Report 2024

The following tables show the continuity in the loss allowance by product type for the three months ended January 31, 2024 and January 31, 2023. Transfers represent the amount of ECL that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

(Canadian $ in millions)
For the three months ended	January 31, 2024				January 31, 2023
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	73	151	10	234	59	67	16	142
Transfer to Stage 1	23	(23)	-	-	24	(24)	-	-
Transfer to Stage 2	(2)	5	(3)	-	(9)	10	(1)	-
Transfer to Stage 3	-	(6)	6	-	-	(2)	2	-
Net remeasurement of loss allowance	(33)	70	4	41	(7)	30	2	25
Loan originations	8	-	-	8	7	-	-	7
Derecognitions and maturities	(1)	(3)	-	(4)	(1)	(1)	-	(2)
Model changes	(1)	(5)	-	(6)	(24)	17	-	(7)
Total PCL (2)	(6)	38	7	39	(10)	30	3	23
Write-offs (3)	-	-	(2)	(2)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	2	2	-	-	1	1
Foreign exchange and other	(1)	(2)	(5)	(8)	1	(1)	(4)	(4)
Balance as at end of period	66	187	12	265	50	96	13	159
Loans: Consumer instalment and other personal
Balance as at beginning of period	220	434	152	806	111	304	102	517
Transfer to Stage 1	59	(55)	(4)	-	60	(58)	(2)	-
Transfer to Stage 2	(11)	22	(11)	-	(11)	20	(9)	-
Transfer to Stage 3	(2)	(29)	31	-	(1)	(22)	23	-
Net remeasurement of loss allowance	(65)	31	157	123	(40)	77	50	87
Loan originations	24	-	-	24	12	-	-	12
Derecognitions and maturities	(4)	(8)	(11)	(23)	(3)	(7)	-	(10)
Model changes	15	46	-	61	(16)	3	-	(13)
Total PCL (2)	16	7	162	185	1	13	62	76
Write-offs (3)	-	-	(159)	(159)	-	-	(62)	(62)
Recoveries of previous write-offs	-	-	25	25	-	-	15	15
Foreign exchange and other	(92)	(5)	(9)	(106)	(1)	(1)	(5)	(7)
Balance as at end of period	144	436	171	751	111	316	112	539
Loans: Credit cards
Balance as at beginning of period	188	308	-	496	115	250	-	365
Transfer to Stage 1	50	(50)	-	-	40	(40)	-	-
Transfer to Stage 2	(13)	13	-	-	(9)	9	-	-
Transfer to Stage 3	(1)	(48)	49	-	(1)	(33)	34	-
Net remeasurement of loss allowance	(75)	122	66	113	(36)	90	34	88
Loan originations	17	-	-	17	18	-	-	18
Derecognitions and maturities	(2)	(8)	-	(10)	(1)	(5)	-	(6)
Model changes	4	9	-	13	-	-	-	-
Total PCL (2)	(20)	38	115	133	11	21	68	100
Write-offs (3)	-	-	(152)	(152)	-	-	(80)	(80)
Recoveries of previous write-offs	-	-	48	48	-	-	19	19
Foreign exchange and other	(1)	(3)	(11)	(15)	-	(2)	(7)	(9)
Balance as at end of period	167	343	-	510	126	269	-	395
Loans: Business and government
Balance as at beginning of period	1,043	1,155	533	2,731	746	789	439	1,974
Transfer to Stage 1	184	(182)	(2)	-	87	(86)	(1)	-
Transfer to Stage 2	(119)	122	(3)	-	(30)	75	(45)	-
Transfer to Stage 3	(2)	(63)	65	-	(1)	(30)	31	-
Net remeasurement of loss allowance	(220)	295	140	215	(114)	64	78	28
Loan originations	83	8	-	91	81	-	-	81
Derecognitions and maturities	(50)	(92)	(11)	(153)	(41)	(51)	-	(92)
Model changes	53	57	-	110	-	-	-	-
Total PCL (2)	(71)	145	189	263	(18)	(28)	63	17
Write-offs (3)	-	-	(220)	(220)	-	-	(76)	(76)
Recoveries of previous write-offs	-	-	75	75	-	-	11	11
Foreign exchange and other	(59)	(31)	(57)	(147)	23	10	(24)	9
Balance as at end of period	913	1,269	520	2,702	751	771	413	1,935
Total as at end of period	1,290	2,235	703	4,228	1,038	1,452	538	3,028
Comprised of: Loans	1,062	2,011	683	3,756	840	1,271	527	2,638
Other credit instruments (4)	228	224	20	472	198	181	11	390

(1)	Includes changes in the allowance for PCI loans.
(2)	Excludes PCL on other assets of $7 million for the three months ended January 31, 2024 ($1 million for the three months ended January 31, 2023).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group First Quarter Report 2024 59

Purchased Loans
As part of our acquisition of Bank of the West, we identified loans purchased as either purchased performing loans or PCI loans. As at January 31, 2024, purchased performing loans recorded in our Consolidated Balance Sheet totalled $52,727 million ($68,025 million as at October 31, 2023), including a remaining fair value mark of $(1,753) million ($(2,317) million as at October 31, 2023). As at January 31, 2024, PCI loans recorded in our Consolidated Balance Sheet totalled $168 million ($219 million as at October 31, 2023), including a remaining fair value
mark of $(40) million ($(61) million as at October 31, 2023).
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at January 31, 2024 and October 31, 2023. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)	January 31, 2024			October 31, 2023
	30 to 89 days	90 days or more (1)	Total	30 to 89 days	90 days or more (1)	Total
Residential mortgages	695	8	703	707	9	716
Credit card, consumer instalment and other personal	690	144	834	1,003	129	1,132
Business and government	692	29	721	826	18	844
Total	2,077	181	2,258	2,536	156	2,692

(1)	Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $9 million and $10 million as at January 31, 2024 and October 31, 2023, respectively.
ECL Sensitivity and Key Economic Variables
The ECL model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan impairment allowances as a whole are sensitive.
The benign scenario as at January 31, 2024 involves a materially stronger economic environment than the base case forecast, with a considerably lower unemployment rate.
As at January 31, 2024, our base case scenario depicts a weaker economic environment in the near-term largely in response to higher interest rates and tighter lending conditions, and a moderate economic recovery over the medium-term as inflation is expected to ease further and lead to lower interest rates later in 2024. Our base case economic forecast as at October 31, 2023 broadly depicted a similar economic environment over the projection period.
If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,225 million as at January 31, 2024 ($2,625 million as at October 31, 2023), compared to the reported allowance for performing loans of $3,525 million ($3,572 million as at October 31, 2023).
As at January 31, 2024, our adverse economic scenario depicts a sizeable contraction in the Canadian and U.S. economy in the near-term. The adverse case as at October 31,

2023 broadly depicted a similar
economic

environment over the projection period.
If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $5,750 million as at January 31, 2024 ($6,025 million as at October 31, 2023), compared to the reported allowance for performing loans of $3,525 million ($3,572 million as at October 31, 2023).
Actual results in a recession will differ as our portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance, with weightings attached to adverse and benign scenarios often unequally weighted and the weightings will change through time.

60 BMO Financial Group First Quarter Report 2024

The following table shows the key economic variables used to estimate the allowance on performing loans forecast over the next 12 months or lifetime measurement period. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at January 31, 2024						As at October 31, 2023
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)	First 12 months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	3.2%	2.7%	0.5%	2.0%	(4.1)%	1.2%	3.2%	2.6%	0.4%	1.9%	(3.9)%	1.2%
United States	4.1%	2.3%	1.5%	1.8%	(3.1)%	1.4%	4.1%	2.5%	1.4%	2.0%	(3.5)%	1.4%
Corporate BBB 10-year spread
Canada	1.6%	1.8%	2.3%	2.0%	4.2%	3.5%	1.7%	1.8%	2.4%	2.0%	4.2%	3.5%
United States	1.0%	1.6%	1.8%	2.0%	4.6%	3.6%	1.4%	1.7%	2.2%	2.1%	4.6%	3.5%
Unemployment rates
Canada	4.5%	4.0%	6.4%	5.9%	9.5%	10.3%	4.2%	3.7%	5.9%	5.7%	9.3%	10.1%
United States	3.1%	2.6%	4.2%	4.2%	7.7%	8.5%	2.9%	2.5%	4.2%	4.1%	7.5%	8.3%
Housing Price Index (2)
Canada (3)	0.4%	5.4%	(4.0)%	3.0%	(21.4)%	(5.0)%	9.9%	6.9%	5.5%	4.5%	(20.2)%	(5.0)%
United States (4)	4.9%	4.0%	1.8%	2.6%	(18.6)%	(4.3)%	2.7%	3.7%	(0.5)%	2.3%	(19.2)%	(4.3)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product (GDP) and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the Housing Price Index Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $2,600 million ($2,800 million as at October 31, 2023), compared to the reported allowance for performing loans of $3,525 million ($3,572 million as at October 31, 2023).

Note 4: Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice	Payable on a fixed date (2)(3)	January 31, 2024	October 31, 2023
Deposits by:
Banks (1)	4,619	1,626	1,372	23,070	30,687	29,587
Business and government	62,401	40,936	182,402	285,494	571,233	575,957
Individuals	3,501	33,421	135,282	140,014	312,218	305,335
Total (4)	70,521	75,983	319,056	448,578	914,138	910,879
Booked in:
Canada	59,732	65,023	128,035	320,241	573,031	564,412
United States	10,663	10,943	188,885	90,236	300,727	301,064
Other countries	126	17	2,136	38,101	40,380	45,403
Total	70,521	75,983	319,056	448,578	914,138	910,879

(1)	Includes regulated and central banks.
(2)
Includes $66,496 million of senior unsecured debt as at January 31, 2024 subject to the Bank Recapitalization
(Bail-In)
regime ($63,925 million as at October 31, 2023). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)
Deposits totalling $31,584 million as at January 31, 2024 ($30,852 million as at October 31, 2023) can be early redeemed, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

(4)
Includes $490,126 million of deposits denominated in U.S. dollars as at January 31, 2024 ($492,404 million as at October 31, 2023), and $49,903 million of deposits denominated in other foreign currencies ($55,705 million as at October 31, 2023).

 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at January 31, 2024	273,015	80,454	38,097	391,566
As at October 31, 2023	269,262	73,226	43,106	385,594
The following table presents the maturity schedule for deposits payable on a fixed date greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at January 31, 2024	57,733	41,316	54,408	119,558	273,015
As at October 31, 2023	55,070	38,509	61,370	114,313	269,262

BMO Financial Group First Quarter Report 2024 61

Note 5: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)			January 31, 2024			October 31, 2023
	Number of shares	Amount	Dividends declared per share (6)	Number of shares	Amount	Dividends declared per share (6)	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 27	20,000,000	500	0.24	20,000,000	500	0.96	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	0.23	16,000,000	400	0.91	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	0.24	12,000,000	300	0.96	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	0.19	8,000,000	200	0.76	Class B - Series 34	(2)(3)
Class B – Series 44	16,000,000	400	0.43	16,000,000	400	1.21	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	0.32	14,000,000	350	1.28	Class B - Series 47	(2)(3)
Class B – Series 50	500,000	500	-	500,000	500	73.73	Not convertible	(3)
Class B – Series 52	650,000	650	-	650,000	650	57.52	Not convertible	(3)
Preferred Shares - Classified as Equity		3,300			3,300
							Recourse to
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		658			658		-	(3)(5)
4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250			1,250	Preferred Shares Series 48		(3)(4)(5)
5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750			750	Preferred Shares Series 49		(3)(4)(5)
7.325% Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs)		1,000			1,000	Preferred Shares Series 51		(3)(4)(5)
Other Equity Instruments		3,658			3,658
Preferred Shares and Other Equity Instruments		6,958			6,958
Common Shares (7)(8)(9)	725,363,211	23,412	1.51	720,909,161	22,941	5.80

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2023.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates, subject to certain conditions.
(3)
The instruments
issued include a non-viability contingent capital (NVCC) provision, which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 (collectively, the LRCN Preferred Shares) for Series 1, Series 2 and Series 3 LRCNs (collectively, the LRCNs), respectively, to qualify as regulatory capital under Basel III,
(see (4) below). As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including the LRCN Preferred Shares and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(4)
Non-deferrable
interest is payable semi-annually on the LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of the LRCN Preferred Shares, each series of which is issued concurrently with the corresponding LRCNs and are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances where the LRCN Preferred Shares are converted into common shares of the bank under the NVCC provision, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion.

(5)	The rates represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(6)
Represents
year-to-date
dividends declared per share as at reporting date.
Non-cumulative
dividends on preferred shares are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred share dividends, which are payable semi-annually.

(7)
The stock options issued under the Stock Option Plan are convertible into 7,035,433 common shares as at January 31, 2024 (6,312,576 common shares as at October 31, 2023) of which 3,243,150 are exercisable as at January 31, 2024 (2,759,935 as at October 31, 2023).

(8)
During the three months ended January 31, 2024, we issued 4,057,988 common shares, under the Shareholder Dividend Reinvestment and Share Purchase Plan (2,676,317 common shares during the three months ended January 31, 2023) and we issued 390,996 common shares, under the Stock Option Plan (294,326 common shares during the three months ended January 31, 2023).

(9)	Common shares are net of 68,445 treasury shares as at January 31, 2024 (73,511 treasury shares as at October 31, 2023).
Other Equity Instruments
The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity and form part of our additional Tier 1 NVCC. Semi-annual distributions are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On October 19, 2023, we announced that we did not intend to exercise our right to redeem the current outstanding
Non-Cumulative
5-Year
Rate Reset Class B Preferred Shares, Series 44 (Preferred Shares Series 44) on November 25, 2023. As a result, subject to certain conditions, the holders of Preferred Shares Series 44 had the right, at their option, by November 10, 2023, to convert any or all of their Preferred Shares Series 44 on a one-for-one
basis into
Non-Cumulative
Floating Rate Class B Preferred Shares, Series 45 (Preferred Shares Series 45). During the conversion period, which ran from October 25, 2023 to November 10, 2023, 93,870 Preferred Shares Series 44 were tendered for conversion into Preferred Shares Series 45, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 44 prospectus supplement dated September 10, 2018. As a result, no Preferred Shares Series 45 were issued and the holders of Preferred Shares Series 44 retained their shares. The divi
d
end rate for the Preferred Shares Series 44 for the
five-year
period commencing on November 25, 2023 to, but excluding, November 25, 2028, is 6.816
%.

62 BMO Financial Group First Quarter Report 2024

Shareholder Dividend Reinvestment and Share Purchase Plan
On February 27, 2024, we announced that commencing with the common share dividend declared for the second quarter of fiscal 2024, and subsequently until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan) will be purchased on the open market without a discount.
We
issued 4,057,988 common shares under the Plan for the three months ended January 31, 2024 (2,676,317 common shares for the three months ended January 31, 2023).
Non-Controlling
Interest
Non-controlling
interest in subsidiaries, relating to our acquisition of Bank of the West, was $29 million as at January 31, 2024 ($28 million as at October 31, 2023).

Note 6: Fair Value Measurements
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial instruments not currently carried at fair value were reported at their fair values. Refer to Note 17 of our annual consolidated financial statements for the year ended October 31, 2023 for further discussion on the determination of fair value.

(Canadian $ in millions)	January 31, 2024		October 31, 2023
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	121,127	112,579	116,814	104,171

Loans (1)(2)
Residential mortgages	176,257	173,157	175,350	167,863
Consumer instalment and other personal	91,261	90,159	103,267	101,023
Credit cards	12,104	12,104	11,893	11,893
Business and government	351,923	350,870	358,712	357,027
	631,545	626,290	649,222	637,806

Deposits (3)	873,703	872,234	875,034	871,776
Securitization and structured entities’ liabilities (4)	24,752	24,257	24,631	23,739
Other liabilities (5)	4,021	3,431	4,160	3,287
Subordinated debt	8,216	8,175	8,228	7,849
 This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, certain other assets, certain other liabilities, acceptances and securities lent or sold under repurchase agreements.

(1)	Carrying value is net of ACL.
(2)
Excludes $37 million of residential mortgages classified as FVTPL, $10,437 million of business and government loans classified as FVTPL and $60 million of business and government loans classified as FVOCI ($1,676 million, $5,720 million and $58 million, respectively, as at October 31, 2023).

(3)
Excludes $39,637 million of structured note liabilities, $556 million of structured deposits and $242 million of metals deposits measured at fair value ($35,300 million, $341 million and $204 million, respectively, as at October 31, 2023).

(4)	Excludes $4,911 million of securitization and structured note entities’ liabilities classified as FVTPL ($2,463 million as at October 31, 2023).
(5)	Other liabilities include certain other liabilities of subsidiaries, other than deposits.
 Certain comparative figures have been reclassified
for changes in accounting policy (Note 1).
Fair Value Hierarchy
We use a fair value hierarchy to categorize assets and liabilities carried at fair value according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial assets and liabilities using models such as discounted cash flows with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group First Quarter Report 2024 63

The extent of our use of actively quoted market prices (Level 1), internal models using
observable market information
as
inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, residential mortgages, business and government loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)	January 31, 2024				October 31, 2023
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	3,486	6,059	-	9,545	7,503	3,867	-	11,370
Canadian provincial and municipal governments	835	6,332	-	7,167	3,680	3,489	-	7,169
U.S. federal government	8,549	16,070	-	24,619	8,822	11,310	-	20,132
U.S. states, municipalities and agencies	-	213	-	213	-	279	-	279
Other governments	1,040	3,018	-	4,058	442	2,099	-	2,541
NHA MBS, and U.S. agency MBS and CMO	-	22,668	814	23,482	-	20,620	897	21,517
Corporate debt	2,833	9,084	26	11,943	2,648	9,173	112	11,933
Trading loans	10	286	-	296	3	447	-	450
Corporate equity	56,540	171	-	56,711	48,094	196	37	48,327
	73,293	63,901	840	138,034	71,192	51,480	1,046	123,718
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	394	200	-	594	211	5	-	216
Canadian provincial and municipal governments	209	1,125	-	1,334	444	722	-	1,166
U.S. federal government	5	1,816	-	1,821	5	2,083	-	2,088
Other governments	-	49	-	49	-	48	-	48
NHA MBS, and U.S. agency MBS and CMO	-	20	-	20	-	19	-	19
Corporate debt	330	7,867	24	8,221	25	7,310	27	7,362
Corporate equity	858	831	4,319	6,008	821	805	4,208	5,834
	1,796	11,908	4,343	18,047	1,506	10,992	4,235	16,733
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	12,593	13,093	-	25,686	13,251	6,850	-	20,101
Canadian provincial and municipal governments	440	4,838	-	5,278	609	4,445	-	5,054
U.S. federal government	930	6,077	-	7,007	727	5,153	-	5,880
U.S. states, municipalities and agencies	-	5,108	-	5,108	-	5,300	-	5,300
Other governments	348	6,086	-	6,434	480	6,489	-	6,969
NHA MBS, and U.S. agency MBS and CMO	-	15,945	-	15,945	-	15,766	-	15,766
Corporate debt	146	3,716	-	3,862	406	3,183	-	3,589
Corporate equity	-	-	173	173	-	-	160	160
	14,457	54,863	173	69,493	15,473	47,186	160	62,819
Loans
Residential mortgages	-	37	-	37	-	1,676	-	1,676
Business and government loans	-	10,301	196	10,497	-	5,592	186	5,778
	-	10,338	196	10,534	-	7,268	186	7,454
Other Assets (1)	7,923	32	1,671	9,626	6,020	33	1,723	7,776
Fair Value Liabilities
Securities sold but not yet purchased	15,996	27,470	-	43,466	20,989	22,792	-	43,781
Structured note liabilities (2)	-	39,637	-	39,637	-	35,300	-	35,300
Structured deposits (3)	-	556	-	556	-	341	-	341
Other liabilities (4)	1,453	6,004	13	7,470	1,479	3,250	5	4,734
	17,449	73,667	13	91,129	22,468	61,683	5	84,156
Derivative Assets
Interest rate contracts	62	9,305	-	9,367	21	13,329	-	13,350
Foreign exchange contracts	2	12,530	-	12,532	28	19,861	-	19,889
Commodity contracts	608	1,182	7	1,797	668	1,349	5	2,022
Equity contracts	401	4,631	7	5,039	58	4,632	-	4,690
Credit default swaps	-	11	-	11	-	25	-	25
	1,073	27,659	14	28,746	775	39,196	5	39,976
Derivative Liabilities
Interest rate contracts	73	11,880	-	11,953	52	17,749	-	17,801
Foreign exchange contracts	40	12,038	-	12,078	1	19,204	-	19,205
Commodity contracts	527	1,255	1	1,783	589	1,067	1	1,657
Equity contracts	43	12,397	-	12,440	160	11,335	8	11,503
Credit default swaps	-	10	1	11	-	25	2	27
	683	37,580	2	38,265	802	49,380	11	50,193

(1)	Other assets include precious metals, segregated fund assets and investment properties in our insurance business, carbon credits, certain receivables and other items measured at fair value.
(2)	These structured note liabilities included in deposits have been designated at FVTPL.
(3)	This represents certain embedded options related to structured deposits carried at amortized cost, included in deposits.
(4)
Other liabilities include investment contract liabilities and segregated fund liabilities in our insurance business, certain payables and metals deposits included
in deposits that have been designated at FVTPL, as well as certain securitization and structured entities’ liabilities measured at FVTPL.

 Certain comparative figures have been
 reclassified for changes in accounting policy (Note 1).

64 BMO Financial Group First Quarter Report 2024

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

(Canadian $ in millions, except as noted)						January 31, 2024
						Range of input values (1)
	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs		Low	High
Private equity	Corporate equity	4,319	Net asset value	Net asset value		na	na
			EV/EBITDA	Multiple		5x	23x
Investment Properties	Other assets - other	1,368	Discounted cash flows	Discount margin		3%	7%
NHA MBS, U.S. agency MBS and CMO	NHA MBS, U.S. agency MBS and CMO	814	Discounted cash flows	Prepayment rate		3%	65%
			Market comparable	Comparability Adjustment	(2)	0.34	0.91

(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)	Range of input values represents price per security adjustment (Canadian $).
 na – not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.
The following tables present significant transfers between Level 1 and Level 2 for the three months ended January 31, 2024 and January 31, 2023:

(Canadian $ in millions)
For the three months ended	January 31, 2024		January 31, 2023
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading securities	6,677	988	872	2,188
FVTPL securities	535	294	17	298
FVOCI securities	5,342	804	1,643	1,287
Securities sold but not yet purchased	5,047	723	182	2,117
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three months ended January 31, 2024 and January 31, 2023, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

BMO Financial Group First Quarter Report 2024 65

		Change in fair value			Movements		Transfers
For the three months ended January 31, 2024 (Canadian $ in millions)	Balance October 31, 2023	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2024	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	897	67	(30)	195	(273)	-	37	(79)	814	38
Corporate debt	112	1	(1)	10	(14)	-	3	(85)	26	1
Corporate equity	37	-	-	-	-	-	-	(37)	-	-
Total trading securities	1,046	68	(31)	205	(287)	-	40	(201)	840	39
FVTPL Securities
Corporate debt	27	(3)	-	-	-	-	-	-	24	(3)
Corporate equity	4,208	(107)	(59)	316	(38)	-	-	(1)	4,319	(49)
Total FVTPL securities	4,235	(110)	(59)	316	(38)	-	-	(1)	4,343	(52)
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	-	-	-	-	-	-	-	-	-	na
Corporate equity	160	-	11	2	-	-	-	-	173	na
Total FVOCI securities	160	-	11	2	-	-	-	-	173	na
Business and Government Loans	186	-	(6)	33	-	(17)	-	-	196	-
Other Assets	1,723	39	-	4	(21)	(74)	-	-	1,671	65
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	5	2	-	-	-	-	-	-	7	2
Equity contracts	-	-	-	-	-	-	7	-	7	-
Total derivative assets	5	2	-	-	-	-	7	-	14	2
Other Liabilities	5	-	-	8	-	-	-	-	13	-
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	1	-	-	-	-	-	-	-	1	-
Equity contracts	8	-	-	-	-	-	-	(8)	-	-
Credit default swaps	2	(1)	-	-	-	-	-	-	1	-
Total derivative liabilities	11	(1)	-	-	-	-	-	(8)	2	-

		Change in fair value			Movements		Transfers
For the three months ended January 31, 2023 (Canadian $ in millions)	Balance October 31, 2022	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	985	(13)	(22)	145	(143)	-	17	(374)	595	(3)
Corporate debt	3	-	-	4	-	-	-	(2)	5	-
Corporate equity	-	-	-	-	-	-	-	-	-	-
Total trading securities	988	(13)	(22)	149	(143)	-	17	(376)	600	(3)
FVTPL Securities
Corporate debt	8	-	-	3	-	-	-	-	11	-
Corporate equity	4,044	5	(44)	220	(63)	(1)	-	-	4,161	22
Total FVTPL securities	4,052	5	(44)	223	(63)	(1)	-	-	4,172	22
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	153	-	(1)	4	-	-	-	-	156	na
Total FVOCI securities	154	-	(1)	4	-	-	-	-	157	na
Business and Government Loans	20	-	-	115	-	(15)	-	-	120	-
Other Assets	1,233	45	-	23	-	(2)	-	-	1,299	48
Derivative Assets
Foreign exchange contracts	26	(26)	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	13	-	-	-	-	13	-
Equity contracts	-	-	-	-	-	-	1	-	1	-
Total derivative assets	26	(26)	-	13	-	-	1	-	14	-
Other Liabilities	2	-	-	1	-	-	-	-	3	-
Derivative Liabilities
Foreign exchange contracts	-	12	-	-	-	-	-	-	12	(38)
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	2	12	-	-	-	-	-	-	14	(38)

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on January 31, 2024 and 2023 are included in earnings for the period.
 Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
 na – not applicable

66 BMO Financial Group First Quarter Report 2024

Note 7: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and our internal assessment of required economic capital; underpins our operating groups’ business strategies and considers the market environment; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at January 31, 2024, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a 3.5% Domestic Stability
Buffer
(DSB) applicable to
D-SIBs.
As announced by OSFI in June 202
3
, the DSB level was increased to 3.5% effective November 1, 2023. Our capital position as at January 31, 2024 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	January 31, 2024	October 31, 2023
CET1 Capital	52,860	52,914
Tier 1 Capital	59,721	59,785
Total Capital	68,566	68,718
TLAC	114,262	114,402
Risk-Weighted Assets	414,145	424,197
Leverage Exposures	1,406,555	1,413,036
CET1 Ratio	12.8%	12.5%
Tier 1 Capital Ratio	14.4%	14.1%
Total Capital Ratio	16.6%	16.2%
TLAC Ratio	27.6%	27.0%
Leverage Ratio	4.2%	4.2%
TLAC Leverage Ratio	8.1%	8.1%

(1)	Calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity (TLAC) Guideline.

Note 8: Employee Compensation
Stock Options
During the three months ended January 31, 2024, we granted a total of 1,113,853 stock options (1,322,817 stock options during the three months ended January 31, 2023) with a weighted-average fair value of $15.33 per option ($18.94 per option for the three months ended January 31, 2023).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2024	January 31, 2023
Expected dividend yield	4.5%	4.5% - 4.6%
Expected share price volatility	17.4% - 17.6%	20.9%
Risk-free rate of return	3.3% - 3.4%	3.2%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	118.50	122.31
 Changes to the input assumptions can result in different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2024	January 31, 2023	January 31, 2024	January 31, 2023
Current service cost	38	41	1	1
Net interest (income) expense on net defined benefit (asset) liability	(15)	(17)	11	11
Impact of plan amendments	-	(1)	(84)	-
Administrative expenses	3	2	-	-
Benefits expense	26	25	(72)	12
Government pension plans expense (1)	104	76	-	-
Defined contribution expense	105	81	-	-
Total pension and other employee future benefit expenses (recovery) recognized in our Consolidated Statement of Income	235	182	(72)	12

(1)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.

BMO Financial Group First Quarter Report 2024 67

We amended certain other employee future benefit plans in the first quarter of 202
4. Th
ese amendments have combined the administration of a few plans. In addition, we converted one defined contribution plan into a defined benefit plan and therefore brought a net asset on our Consolidated Balance Sheet equal to the surplus assets in that plan. This resulted in an
$84 million benefit of plan amendments that was recognized as a reduction in employee compensation expense. When there are surplus assets, we must assess their economic benefits to the bank. Given there is no
immediate economic benefits without further plan amendments, the $62 million in surplus assets of the combined plans are reduced to

$
nil through other comprehensive income.

Note 9: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on
preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2024	January 31, 2023
Net income attributable to bank shareholders	1,290	133
Dividends on preferred shares and distributions on other equity instruments	(40)	(38)
Net income available to common shareholders	1,250	95
Weighted-average number of common shares outstanding (in thousands)	723,751	691,259
Basic earnings per common share (Canadian $)	1.73	0.14
 Certain comparative figures have been reclassified for changes in accounting policy (Note 1).
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2024	January 31, 2023
Net income available to common shareholders adjusted for impact of dilutive instruments	1,250	95
Weighted-average number of common shares outstanding (in thousands)	723,751	691,259
Effect of dilutive instruments
Stock options potentially exercisable (1)	3,816	4,760
Common shares potentially repurchased	(2,981)	(3,392)
Weighted-average number of diluted common shares outstanding (in thousands)	724,586	692,627
Diluted earnings per common share (Canadian $)	1.73	0.14

(1)
In computing diluted earnings per share, we excluded average stock options outstanding of 2,991,066 with a weighted-average exercise price of $132.29 for the three months ended January 31, 2024 (1,919,719 with a weighted-average exercise price of $138.48 for the three months ended January 31, 2023) as the average share price for the period did not exceed the exercise price.

Certain comparative figures have been reclassified for changes in accounting policy (Note 1).

Note 10: Income Taxes
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement.” In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

68 BMO Financial Group First Quarter Report 2024

Note 11: Operating Segmentation

Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2023.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2024	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	2,141	2,058	325	505	(308)	4,721
Non-interest revenue	637	396	1,003	1,084	(169)	2,951
Total Revenue	2,778	2,454	1,328	1,589	(477)	7,672
Provision for credit losses on impaired loans	238	183	3	11	38	473
Provision for (recovery of) credit losses on performing loans	57	107	10	(33)	13	154
Total provision for (recovery of) credit losses	295	290	13	(22)	51	627
Depreciation and amortization	143	246	66	77	-	532
Non-interest expense	1,067	1,220	931	1,039	600	4,857
Income (loss) before taxes and non-controlling interest in subsidiaries	1,273	698	318	495	(1,128)	1,656
Provision for (recovery of) income taxes	352	138	78	102	(306)	364
Reported net income (loss)	921	560	240	393	(822)	1,292
Non-controlling interest in subsidiaries	-	-	-	-	2	2
Net income (loss) attributable to bank shareholders	921	560	240	393	(824)	1,290
Average assets (3)	321,018	232,345	62,524	438,202	267,902	1,321,991

For the three months ended January 31, 2023	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,959	1,432	306	701	(377)	4,021
Non-interest revenue	598	302	822	998	(1,642)	1,078
Total Revenue	2,557	1,734	1,128	1,699	(2,019)	5,099
Provision for (recovery of) credit losses on impaired loans	135	42	1	(3)	21	196
Provision for (recovery of) credit losses on performing loans	9	13	5	(7)	1	21
Total provision for (recovery of) credit losses	144	55	6	(10)	22	217
Depreciation and amortization	132	107	66	79	-	384
Non-interest expense	973	708	858	1,012	447	3,998
Income (loss) before taxe s	1,308	864	198	618	(2,488)	500
Provision for (recovery of) income taxe s	357	199	39	130	(358)	367
Reported net income (loss )	951	665	159	488	(2,130)	133
Average assets (3)	303,781	150,264	54,684	463,917	241,808	1,214,454

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes. Beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received in BMO CM due to proposed legislation, and as a result, we no longer report this revenue on a taxable equivalent basis.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, reverse repos, loans and securities. Total average earning assets for three months ended January 31, 2024 are $1,195,740 million, including $307,757 million for Canadian P&C, $212,354 million and U.S. P&C, and $675,629 million for all other operating segments including Corporate
Services
(for three months ended January 31, 2023 - Total: $1,082,623 million, Canadian P&C: $289,564 million, U.S. P&C: $143,054 million and all other operating segments: $650,005 million).

 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group First Quarter Report 2024 69